Exhibit 99.1

Hesai Group Announces Management and Board Changes

PALO ALTO, Calif., May 13, 2024 -- Hesai Group (NASDAQ: HSAI) (“Hesai” or the “Company”), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced that Louis T. Hsieh has resigned from his positions as the Global Chief Financial Officer (CFO) and Board Director of Hesai for personal and family reasons, effective today.

The Company greatly appreciates Mr. Hsieh’s significant contributions to Hesai’s business, financial management, capital markets transactions and corporate governance since he joined in 2021.

Norman Fan will assume the interim position of overseeing the financial and reporting functions of the Company. Since joining Hesai in 2021, Mr. Fan has demonstrated his expertise in different financial roles, currently serving as Finance Director. Prior to joining Hesai, Mr. Fan has served at Deloitte Touche Tohmatsu CPA LLP for 16 years.

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 40 countries as of December 31, 2023.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com